UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39972

ARES ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

245 Park Avenue, 44th Floor, New York, NY 10167

(310) 201-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares;

Units, each consisting of one Class A ordinary share, and one-fifth of one redeemable warrant; and

Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 4

Pursuant to the requirements of the Securities Exchange Act of 1934, Ares Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Ares Acquisition Corporation

Date: November 20, 2023	By:	/s/ David B. Kaplan
Name: David B. Kaplan
Title: Chief Executive Officer and Co-Chairman